Invictus MD Strategies Corp.
Condensed Interim Consolidated Financial Statements
For the Three Months Ended April 30, 2017 and 2016
(Expressed in Canadian Dollars)
(unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The management of Invictus MD Strategies Corp. (the “Company”) is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor. These unaudited condensed consolidated interim financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

“Dan Kriznic”	“Aaron Bowden”

Dan Kriznic	Aaron Bowden
Director	Director

June 29, 2017

Invictus MD Strategies Corp.
Condensed interim consolidated statements of financial position
(Expressed in Canadian dollars)

	April 30,	January 31,
	2017	2017
	$	$
	(unaudited)
Assets
Current assets
Cash	4,414,003	463,357
Short-term investment (Note 4)	2,088,276	3,000,000
Accounts receivable (Note 5)	753,210	633,213
Prepaid expenses and other	149,581	90,414
Inventory (Note 6)	636,292	552,725
Loans receivable (Note 7)	955,150	955,150
Total current assets	8,996,512	5,694,859
Non-current assets
Investments (Note 3)	12,466,000	12,466,000
Property and equipment (Note 8)	2,218,379	353,707
Intangible assets (Note 9)	52,901,613	1,160,385
Other assets (Note 10)	376,764	373,521
Total non-current assets	67,962,756	14,353,613
Total assets	76,959,268	20,048,472
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (Note 11)	54,762	91,144
Accounts payable and accrued liabilities (Note 12)	893,190	332,427
Note payable (Note 13)	40,000	2,000,000
Due to related party (Note 14)	303,605	–
Total liabilities	1,291,557	2,423,571

Shareholders' equity
Share capital	71,947,401	17,343,846
Subscriptions receivable	(158,437)	(105,000)
Contributed surplus	18,507,809	6,137,595
Deficit	(16,252,828)	(7,401,110)
Equity attributable to owners of the Company	74,043,945	15,975,331
Non-controlling interest	1,623,766	1,649,570
Total shareholders' equity	75,667,711	17,624,901
Total liabilities and shareholders' equity	76,959,268	20,048,472

Nature of operations (Note 1)
Commitments (Note 16)
Subsequent events (Note 18)

Approved and authorized for issuance on behalf of the Board on June 29, 2017:

“Dan Kriznic”	“Aaron Bowden”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of operations and comprehensive loss
(Unaudited - Expressed in Canadian dollars)

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2017	2016
	$	$
Revenues	493,448	833,982
Cost of sales	431,417	348,802
Gross margin	62,031	485,180
Operating expenses
Selling and marketing
Investor relations	–	1,250
Sales and marketing	686,189	40,422
Travel and meals	36,179	14,238
Total selling and marketing	722,368	55,910
General and administrative
Depreciation	1,141	4,978
Filing and transfer agent fees	51,489	5,181
Management fees and wages (Note 14)	457,788	382,747
Office and general	57,055	121,364
Professional fees	155,684	39,608
Rent	33,566	–
Stock-based compensation (Note 15)	4,745,050	–
Total general and administrative	5,501,773	553,878
Net loss from operations	(6,162,110)	(124,608)
Other income (expense)
Acquisition transaction costs	(2,763,537)	–
Bargain purchase gain	–	49,993
Foreign exchange gain (loss) and other loss	(5,948)	32,093
Loss on sale of SunBlaster	–	(163,984)
Other income	54,073	890
Total other income (expense)	(2,715,412)	(81,008)
Net loss and comprehensive loss for the period	(8,877,522)	(205,616)
Income (loss) attributable to:
Owners of the Company	(8,851,718)	(381,738)
Non-controlling interest	(25,804)	176,122
	(8,877,522)	(205,616)
Loss per share attributable to owners of the Company:
Basic and diluted	(0.24)	(0.05)
Weighted average number of common shares outstanding	37,179,909	4,033,429

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

					Equity
					Portion of	Non-
			Subscriptions	Contributed	Convertible	Controlling
	Number of	Share Capital	Received	Surplus	Debt	Interest	Deficit	Total
	Shares	$	$	$	$	$	$	$

Balance, January 31, 2016	4,033,429	3,875,263	–	384,539	68,361	2,203,178	(812,202)	5,719,139

Non-controlling interest	–	–	–	–	–	(577,916)	–	(577,916)
Distribution to non-controlling interest members	–	–	–	–	–	(839,638)	–	(839,638)
Share consolidation transaction fee	–	(4,377)	–	–	–	–	–	(4,377)
Reclassification	–	–	–	68,361	(68,361)	–	–	–
Net loss for the period	–	–	–	–	–	176,122	(381,738)	(205,616)

Balance, April 30, 2016	4,033,429	3,870,886	–	452,900	–	961,746	(1,193,940)	4,091,592

					Equity
					Portion of	Non-
			Subscriptions	Contributed	Convertible	Controlling
	Number of	Share Capital	Receivable	Surplus	Debt	Interest	Deficit	Total
	Shares	$	$	$	$	$	$	$

Balance, January 31, 2017	27,839,600	17,343,846	(105,000)	6,137,595	–	1,649,570	(7,401,110)	17,624,901
Shares and warrants issued for Acreage acquisition	20,000,000	42,000,000	–	3,130,768	–	–	–	45,130,768
Exercise of warrants	477,858	288,506	(33,937)	(31,139)	–	–	–	223,430
Private placements	9,829,130	12,574,404	(19,500)	3,643,661	–	–	–	16,198,565
Shares issued for services rendered	1,000,000	1,820,000	–	–	–	–	–	1,820,000
Stock-based compensation	–	–	–	4,745,050	–	–	–	4,745,050
Share issuance costs	281,818	(2,079,355)	–	881,874	–	–	–	(1,197,481)
Net loss for the period	–	–	–	–	–	(25,804)	(8,851,718)	(8,877,522)

Balance, April 30, 2017	59,428,406	71,947,401	(158,437)	18,507,809	–	1,623,766	(16,252,828)	75,667,711

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2017	2016
	$	$

OPERATING ACTIVITIES
Net loss for the period	(8,877,522)	(205,616)
Items not affecting cash:
Bargain purchase gain	–	(49,993)
Depreciation	1,141	4,978
Interest expense	–	24,438
Share consolidation	–	(4,377)
Stock-based compensation	6,565,050	–
Changes in non-cash working capital items:
Accounts receivable	(55,204)	(302,678)
Prepaid expenses and other	(59,167)	(2,470)
Inventory	(58,063)	82,228
Accounts payable and accrued liabilities	560,763	(225,891)
Net cash used in operating activities	(1,923,002)	(679,381)
INVESTING ACTIVITIES
Short-term investment	911,724	–
Other assets	(3,243)	–
Proceeds on sale of SunBlaster, net	–	3,943,802
Acquisition of subsidiary	(6,200,000)	–
Acquisition of additional equity in Future Harvest	–	(527,922)
Purchase of property and equipment	(5,149)	(7,759)
Intangible assets	(57,816)	(73,171)
Net cash provided by (used in) investing activities	(5,354,484)	3,334,950
FINANCING ACTIVITIES
Distribution to non-controlling interest members	–	(375,000)
Proceeds from exercise of warrants	223,430	–
Proceeds from private placements	16,198,565	–
Share issuance costs	(1,197,481)	–
Bank indebtedness	(36,382)	(181,138)
Repayment of convertible loan	–	(300,000)
Repayment to related party	(2,000,000)	–
Proceeds from issuance of note payable	40,000	–
Repayment of note payable	(2,000,000)	–
Net cash provided by (used in) financing activities	11,228,132	(856,138)
Change in cash during the period	3,950,646	1,799,431
Cash, beginning of period	463,357	237,653
Cash, end of period	4,414,003	2,037,084

Supplemental Cash Flow Information (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. (“Invictus MD” or the “Company”) was incorporated pursuant to the British Columbia Business Corporations Act on February 11, 2014. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth and value. The Company’s head office is located at Suite 3123, 595 Burrard Street, Vancouver, BC, V7X 1J1.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to interim financial information, as outlined in International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and using the accounting policies consistent with those in the audited financial statements as at and for the year ended January 31, 2017.

These unaudited interim condensed financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the annual financial statements as at and for the year ended January 31, 2017. Interim results are not necessarily indicative of the results expected for the fiscal year.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

		Percentage owned*
		April 30,	April 30,
		2017	2016
Greener Pastures Marihuana Dispensary Ltd.	BC, Canada	100%	100%
Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.)	BC, Canada	100%	100%
Vitaleaf Management Inc. (inactive)	BC, Canada	100%	100%
Prestige Worldwide Holdings Inc.	BC, Canada	100%	100%
Future Harvest Development Ltd.	BC, Canada	82.5%	75%
Acreage Pharms Ltd.	BC, Canada	100%	–

*Percentage of voting power is proportion to ownership.

Subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated upon consolidation. Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended April 30, 2017, and have not been applied in preparing these condensed interim consolidated financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, “Revenue from Contracts with Customers”

New standard IFRS 16, "Leases"

Amendments to IFRS 2, “Share-based Payment”

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

3.	ACQUISITIONS

AB Laboratories Inc. and AB Ventures Inc.

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a  Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) Under the terms of the agreement, the Company will acquire 33.33% of AB Labs for consideration of $5,000,000 (paid) and issue 2,400,000 common shares (issued with a fair value of $3,456,000), and will pay $2,000,000 90 days after closing. The $2,000,000 has been recorded as a note payable and is described in Note 13. On March 24, 2017, the Company completed the final commitment by paying $2,000,000 to acquire 33.33% of AB Labs.

On December 23, 2016, the Company acquired 11.76% of AB Ventures Inc. (“AB Ventures”) for consideration of $2,000,000. In exchange, AB Ventures issued the Company 13.33 common shares and a warrant to acquire 36.66 additional common shares for $5,500,000. The Company and AB Ventures have agreed to use the proceeds to fund the purchase of land for, construction of and application to Health Canada for approval of, a facility for cultivation of cannabis under the ACMPR.

Total consideration to date including legal costs of $10,000 is $12,466,000.

The Company will have the right of first refusal to arrange any initial public offering, reverse take-over, or other going public transaction of AB Labs or AB Ventures following closing.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

3.	ACQUISITIONS AND DISPOSITIONS (continued)

Acreage Pharms Ltd.

On February 6, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of Acreage Pharms Ltd. (“Acreage”) a late stage applicant under the Access to Cannabis for Medical Purposes Regulations “ACMPR”. On April 26, 2017, the Company exercised its option to acquire 100% of Acreage with the following terms, which were exercisable at the sole option of the Company within 30 days after Acreage receiving its license to cultivate under the ACMPR. Acreage received its license to cultivate under ACMPR on March 30, 2017. The exercise price of the Option was as follows:

a.	cash payment of $6,000,000 to the Vendors (paid);
b.	20,000,000 common shares of the Company to be issued to the Vendors within 10 business days of exercising the Option (issued); and
c.	3,000,000 share purchase warrants of the Company with an exercise price of $1.50 per share to be issued to the Vendors, of which (issued):

i)	1,000,000 share purchase warrants will expire in 6 months following the date the Option is exercised;
ii)	1,000,000 share purchase warrants will expire in 12 months following the date the Option is exercised, and
iii)	1,000,000 share purchase warrants will expire in 18 months following the date the Option is exercised.

The initial accounting for the business combination is incomplete and the Company is reporting provisional amounts for the items for which the accounting is incomplete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

At the date of acquisition, the provisional fair values of the assets and liabilities of Acreage consisted of the following:

$
Accounts receivable	64,793
Property and equipment	1,886,168
Intangible assets	51,683,412
Due to related party	(2,303,605)
Total purchase price	51,330,768

The provisional fair value of the consideration transferred on the date of acquisition is as follows:

$
Non-refundable deposit to enter into the LOI	200,000
Cash	6,000,000
Fair value of 20,000,000 common shares of the Company	42,000,000
Fair value of 3,000,000 share purchase warrants of the Company	3,130,768
Total consideration transferred	51,330,768

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

4.	SHORT-TERM INVESTMENT

Short-term investment consists of a non-redeemable guaranteed investment certificate of $2,088,276 (January 31, 2017 - $3,000,000), which bears interest at prime less 1.9% per annum and is due on December 1, 2017.

5.	ACCOUNTS RECEIVABLE

	April 30,	January 31,
	2017	2017
	$	$
Trade receivables	521,482	518,695
GST and taxes receivable	184,673	97,771
Interest receivable (Note 7)	47,055	11,497
Other receivables	–	5,250
	753,210	633,213

6.	INVENTORY

	April 30,	January 31,
	2017	2017
	$	$
Materials and supplies	361,795	399,380
Finished goods	274,497	153,345
	636,292	552,725

Inventory consists of costs of manufacturing materials and products for resale. Inventory is recorded at lower of cost or net realizable value, which is the estimated selling price during the ordinary course of business, less estimated costs required to complete the sale.

7.	LOANS RECEIVABLE

(a)

As at April 30, 2017, the Company has a loan receivable of $880,150 (January 31, 2017 - $880,150) from a non-related party. The amount due is unsecured, bears interest at 12% per annum, and is due on demand. Included in accounts receivable is accrued interest receivable of $47,055 (January 31, 2017 - $11,497).

(b)	As at April 30, 2017, the Company has a loan receivable of $75,000 (January 31, 2017 - $75,000) from a non-related party. The amount due is unsecured, non-interest bearing, and is due on demand.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

8.	PROPERTY AND EQUIPMENT

		Computer	Computer	Leasehold	Manufacturing	Office	Shop
	Building	hardware	software	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$	$	$
Cost:
Balance, January 31, 2017	–	6,035	–	10,651	20,995	6,784	393,779	438,244
Additions	1,153,060	316,113	4,997	75,990	336,008	578	4,570	1,891,316
Balance, April 30, 2017	1,153,060	322,148	4,997	86,641	357,003	7,362	398,349	2,329,560
Accumulated depreciation:
Balance, January
31, 2017	–	3,769	–	2,412	8,734	1,347	68,275	84,537
Additions	–	312	–	543	920	285	24,584	26,644
Balance, April 30, 2017	–	4,081	–	2,955	9,654	1,632	92,859	111,181
Carrying amounts:
As at January 31, 2017	–	2,266	–	8,239	12,261	5,437	325,504	353,707
As at April 30, 2017	1,153,060	318,067	4,997	83,686	347,349	5,730	305,490	2,218,379

The Company’s building is not available for use yet so no depreciation has been recorded.

9.	INTANGIBLE ASSETS

	Intellectual		Meters
	property	License	schematics	Other	Total
	$	$	$	$	$
Balance, January 31, 2017	1,137,285	–	8,201	14,899	1,160,385
Additions	57,816	51,683,412	–	–	51,741,228
Balance, April 30, 2017	1,195,101	51,683,412	8,201	14,899	52,901,613

As at April 30, 2017, intellectual property and license were not available for use and meters schematics and other intangible assets have indefinite lives. Accordingly no amortization has been recorded.

The license cost relates to Acreage's license to cultivate under ACMPR obtained by the Company on April 25, 2017.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

10.	OTHER ASSETS

Zenalytic Laboratories Inc.

On November 18, 2016, the Company entered into an option agreement to acquire 49% of Zenalytic Laboratories Inc. ("Zen Labs"). Per the agreement, the Company is required to issue Zen Labs $300,000 in common shares at an issue price equal to the volume weighted average price of the Company for the three days prior to closing the agreement. The Company can execute the option agreement upon delivering a notice of exercise to Zen Labs on or before the date that is 45 days after Zen Labs notifies the Company that it has obtained a Section 56 Class Exemption Dealer's license from Health Canada. $45,000 will be paid to Zen Labs by way of issuance of common shares at an issue price equal to the three day volume weighted average price of the Company's shares as consideration for the option.

On November 18, 2016, the Company issued 39,130 common shares with a fair value of $48,521, pursuant to this agreement, which was recorded as other assets as at April 30 and January 31, 2017.

Greentec Bio-Pharmaceuticals Corporation Group

On November 22, 2016, the Company entered into an option agreement to acquire 60% a Medical Marijuana Cultivation License (the "Seller") located in Las Vegas, Nevada. The terms of the option allows the Company to acquire 10% of the Seller within 45 days after the Seller has obtained its final approval for cultivation from the state of Nevada inspection department. The Company has paid $150,000 in cash to secure the option. Upon issuance of the license, the Company will have the option (the "First Option") to acquire a 10% equity stake from the Seller for US$500,000 in cash plus US$1,725,000 in common shares of the Company at an issue price equal to the volume weighted average price of the Company's common share for the three trading days ending on the trading day prior to the date of the delivery of the option exercise notice. The Company has an option to purchase an additional 50% of the Seller for US$16,875,000 payable in any combination of cash and/or common shares of the Company. The option expires 183 days after the closing of the First Option.

As at April 30, 2017, the Company recorded $150,000 (January 31, 2017 - $150,000) in other assets relating to the payment made to secure the option.

PlanC BioPharm Inc.

On January 16, 2017, the Company entered into a binding term sheet with PlanC BioPharm Inc. ("PlanC") and the shareholders of PlanC (the "Sellers") pursuant to which the Company is to acquire all of the issued and outstanding shares of PlanC and assume all of the obligations and liabilities associated with the assets of PlanC or PlanC's business.

As a fundamental inducement to the Sellers agreeing to sell the shares, the Company agreed to:

•	Raise $8,000,000 in financing to be held in escrow for the benefit of PlanC within 90 days of signing the definitive agreement; and
•

Use the proceeds of the financing (in whole or in part) to purchase the real property, construct a marijuana cultivation facility in compliance with the Access to Cannabis for Medical Purposes Regulations (the "ACMPR"), and take all commercially reasonable steps necessary to allow PlanC to obtain a cultivation license pursuant to the ACMPR for the facility from Health Canada.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

10.	OTHER ASSETS (continued)

PlanC BioPharm Inc. (continued)

In consideration for the PlanC shares, the Company shall pay the following amounts:

•	$100,000 in cash (paid) and issue 50,000 common shares (issued at a fair value of $75,000) to the Sellers as consideration for entering into the agreement;
•	$100,000 in cash and issue 100,000 common shares on the trading day immediately prior to the date on which the Parties execute and delivery a definitive share purchase agreement as consideration for signing a definitive agreement;
•	200,000 common shares on the closing of the sale of PlanC’s shares to the Company;
•	300,000 common shares upon PlanC receiving an affirmation email from Health Canada to schedule the Pre-Licensing Inspection;
•	500,000 common shares upon the completion of pre-licensing inspection; and
•	5,000,000 common shares upon PlanC’s receipt of a cultivation license under the ACMPR.

As at April 30, 2017, the Company recorded $178,243 (January 31, 2017 - $175,000) in other assets related to the consideration provided.

11.	BANK INDEBTEDNESS

Bank indebtedness consists of a secured line of credit for Future Harvest. The amounts are due on demand and bear interest at the Bank’s Prime Interest Rate plus 1.75% per annum. The maximum facility available is $100,000 and US$125,000. The bank indebtedness is secured by a general security agreement creating a first priority security interest in all property of Future Harvest.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are comprised of the following:

	April 30,	January 31,
	2017	2017
	$	$
Trade accounts payable (Note 14)	861,978	301,874
Accrued liabilities	5,950	5,950
GST payable	–	1,698
Payroll liabilities	25,262	22,905
	893,190	332,427

13.	NOTE PAYABLE

As at April 30, 2017, the Company had a note payable of $nil (January 31, 2017 - $2,000,000) to AB Labs pursuant to the acquisition of AB Labs. The amount due is secured by the 13.33 common shares of AB Labs, non-interest bearing, and is due on March 29, 2017. Refer to Note 3.

As at April 30, 2017, the Company has a note payable of $40,000 (January 31, 2017 - $nil) to a director of the Company, which is unsecured, non-interest bearing, and due on demand.

14.	RELATED PARTY TRANSACTIONS

During the three months ended April 30, 2017, the Company was charged $64,556 (2016 - $189,375) in management fees by a company controlled by the Executive Chairman of the Company. As at April 30, 2017, $nil (January 31, 2017 - $26,825) remains outstanding which was recorded in accounts payable and accrued liabilities.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

14.	RELATED PARTY TRANSACTIONS (continued)

During the three months ended April 30, 2017, the Company was charged $5,000 (2016 - $nil) in management fees by the interim CFO of the Company.

During the three months ended April 30, 2017, the Company was charged $nil (2016 - $83,200) in management fees by a company controlled by the former CFO of the Company.

During the three months ended April 30, 2017, the Company was charged $114,000 (2016 - $nil) in sales and marketing fees by a company controlled by the Vice President, Marketing and Communications of the Company. As at April 30, 2017, $53,538 (January 31, 2017 - $8,996) remains outstanding which was recorded in accounts payable and accrued liabilities

During the three months ended April 30, 2017, the Company was charged $12,750 (2016 - $nil) in management fees and $29,355 (2016 - $nil) in rent by a company controlled by a director of the Company. In addition, the Company paid $4,000 to a company controlled by a director for management fees.

As at April 30, 2017, $303,605 (January 31, 2017 - $nil) was owed to the CEO of the Company.

15.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited amount of non-voting and non-participating Class A redeemable preferred shares. As at April 30 and January 31, 2017, no Class A preferred shares were outstanding.

Share transactions for the three months ended April 30, 2017:

(a)

On February 7, 2017, the Company issued 37,333 common shares for proceeds of $18,667 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $1,921 was reallocated from contributed surplus to share capital.

(b)

On February 17, 2017, the Company issued 15,000 common shares for proceeds of $7,500 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $772 was reallocated from contributed surplus to share capital.

(c)

On March 2, 2017, the Company issued 9,829,130 units at $1.65 per unit for total proceeds of $16,218,065, of which $19,500 was recorded in subscriptions receivable. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $2.35 per share expiring on September 2, 2018. The share purchase warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price on the Canadian Securities Exchange (or such other stock exchange the Company may be trading on) is greater than $3.75 for ten consecutive trading days. The share purchase warrants have a fair value of $3,643,661, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.68%, an expected dividend rate of 0%, and an expected annual volatility of 147%.

As compensation, the underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash of $670,265 and partly through the issuance of 281,818 units with a fair value of $465,000. The units issued to the underwriters have the same terms as the private placement. The Company also issued to the underwriters a total of 688,039 underwriters’ warrants with a fair value of $777,404. Each underwriters’ warrant is exercisable at a price of $1.65 per share until September 2, 2018.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

15.	SHARE CAPITAL (continued)

(d)

On March 6, 2017, the Company issued 60,000 common shares for proceeds of $30,000 pursuant to the exercise of share purchase warrants, which was recorded in subscriptions receivable. The carrying value of the warrants exercised of $3,088 was reallocated from contributed surplus to share capital.

(e)

On March 21, 2017, the Company issued 775 common shares for proceeds of $387 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $40 was reallocated from contributed surplus to share capital.

(f)

On April 21, 2017, the Company issued 362,500 common shares for proceeds of $196,875 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $24,204 was reallocated from contributed surplus to share capital.

(g)	On April 19, 2017, the Company issued 20,000,000 common shares with a fair value of $42,000,000, pursuant to the option agreement to acquire 100% of Acreage. Refer to Note 3.

(h)	On April 26, 2017, the Company issued 1,000,000 common shares with a fair value of $1,820,000 as a finder's fee for the acquisition of Acreage.

(i)

On April 27, 2017, the Company issued 2,250 common shares for proceeds of $3,937 pursuant to the exercise of share purchase warrants. The carrying value of the warrants exercised of $1,114 was reallocated from contributed surplus to share capital.

Escrow shares

As at January 31, 2016, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda Technologies has earned an aggregate of $2.5 million in gross revenues;
-	66,667 shares to be released once Poda Technologies has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange the Company is listed on for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Stock option plan

The Company has adopted an incentive stock option plan (the “Option Plan”) which provides that theBoard of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 15% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

15.	SHARE CAPITAL (continued)

Stock option plan (continued)

During the three months ended April 30, 2017, the Company recognized share-based compensation of $4,745,050 (2016 - $nil) that was recorded in the consolidated statement of operations, of which $4,708,235 (2016 - $nil) was related to the vesting of stock options granted to directors and officers of the Company.

On February 7, 2017, the Company granted 1,200,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.69 per share and expiring on February 7, 2022.

On February 24, 2017, the Company granted 600,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.88 per share and expiring on February 24, 2022.

On March 2, 2017, the Company granted 1,250,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.75 per share expiring on March 2, 2022.

The fair value of all compensatory options granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2017	2016

Risk-free interest rate	1.13%	0.66%
Expected life	5 years	2 years
Volatility	139%	160%
Dividend rate	–	–
Forfeiture rate	–	–
Fair values on grant date	$1.54	$1.00

A continuity schedule of the Company’s outstanding stock options for the three months ended April 30, 2017 is as follows:

		Weighted
		average
	Options	exercise price
	outstanding	$
Balance, January 31, 2017	2,365,000	1.24
Granted	3,050,000	1.75
Balance, April 30, 2017	5,415,000	1.53

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

15.	SHARE CAPITAL (continued)

Stock option plan (continued)

A summary of the Company’s options outstanding as of April 30, 2017 is as follows:

	Outstanding			Exercisable
Range of		Weighted average	Weighted		Weighted
exercise		remaining	average		average
prices	Number of	contractual life	exercise price	Number of	exercise price
$	options	(years)	$	options	$

0.35	135,000	4.2	0.35	–	0.35
0.92	450,000	4.5	0.92	450,000	0.92
1.38	1,650,000	4.6	1.38	1,550,000	1.38
1.50	100,000	2.9	1.50	100,000	1.50
1.69	1,200,000	4.8	1.69	1,200,000	4.69
1.70	30,000	2.8	1.70	30,000	1.70
1.75	1,250,000	4.8	1.75	1,250,000	1.75
1.88	600,000	4.8	1.88	600,000	1.88
	5,415,000	4.7	1.53	5,180,000	1.56

Warrants

A continuity schedule of the Company’s outstanding share purchase warrants for the three months ended April 30, 2017 is as follows:

		Weighted
		average
	Warrants	exercise price
	outstanding	$

Balance, January 31, 2017	8,882,668	1.40

Issued	8,743,513	2.00
Exercised	(477,858)	0.54
Expired	(30,000)	5.00

Balance, April 30, 2017	17,118,323	1.73

As at April 30, 2017, the Company had outstanding share purchase warrants exercisable to acquire common shares of the Company as follows:

Number of	Exercise
warrants	price
outstanding	$	Expiry date
1,000,000	1.50	October 25, 2017
1,000,000	1.50	April 25, 2018
5,699,795	1.75	June 1, 2018
2,096,467	0.50	June 30, 2018
688,039	1.65	September 2, 2018
5,055,474	2.35	September 2, 2018
1,000,000	1.50	October 25, 2018
578,548	1.75	December 1, 2018
17,118,323

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

16.	COMMITMENTS

(a)

On March 3, 2015, the Company purchased a 100% interest in Prestige Worldwide Holdings Inc.(“Prestige”) in exchange for 171,000 common shares to the shareholder of Prestige, which was subject to the concurrent closing of the initial acquisition of Future Harvest Development Ltd.(“Future Harvest”). The Company is to issue additional common shares as Future Harvest achieves certain EBITDA milestones (up to an aggregate of 900,000 common shares), as outlined below.

(i)	182,250 Invictus common shares if the Company acquires the first additional block of 13.75% of the Future Harvest shares (acquired), based on the following release schedule:

•	105,000 shares on the later of (i) December 31, 2015 and (ii) 45 days after Future Harvest achieves a $1 million EBITDA milestone (the “EBITDA $1 million Date”) (issued); and
•	77,250 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date (issued).

(ii)	182,250 Invictus common shares if the Company acquires the second additional block of 13.75% of the Future Harvest shares (acquired), based on the following release schedule:

•	60,750 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date (issued);
•	18,000 shares on the later of (i) June 30, 2016 and (ii) 45 days after Future Harvest achieves a $2 million EBITDA milestone (the “EBITDA $2 million Date”) (issued); and
•	103,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date.

(iii)	182,250 Invictus shares if the Company acquires the third additional block of 13.75% of the Future Harvest shares (acquired), based on the following release schedule:

•	52,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date;
•	69,000 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $2 million Date; and
•	60,750 shares on the later of (i) June 30, 2017 and (ii) 45 days after Future Harvest achieves a $3 million EBITDA milestone (the “EBITDA $3 million Date”).

(iv)	182,250 Invictus shares if the Company acquires the fourth additional block of 13.75% of the Future Harvest Shares (acquired), based on the following release schedule:

•	26,250 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $3 million Date; and
•	156,000 shares on the later of (i) December 31, 2017 and (ii) 45 days after the EBITDA $3 million Date.

(b)

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

16.	COMMITMENTS (continued)

(c)

On September 1, 2016, the Company entered into an agreement with a non-related party for corporate administration and financial advisory services. The agreement is for 12 months and shall continue on a monthly basis, subject to a 30 day termination notice period. In consideration for the services, the Company is to make a cash payment of $150,000 (paid), grant 200,000 stock options (granted), and success fees payable in cash or common shares at the consultant's discretion as follows:

(i)

in the event of an acquisition or divestiture of an asset or company, 1% of the cash value of any consideration paid plus the amount of debt assumed (the "Transaction Value") plus any payment committed to be made by the Company, any investment made or committed to be made by the Company, and/or any guarantee made or subsequently committed to be made by the Company within 12 months of closing the transaction;

(ii)	in the event of a merger or similar business combination not covered above, 1% of the Transaction Value; and
(iii)	2% of the gross proceeds of any equity or debt financing completed by the Company.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2017	2016
	$	$

Non-cash transactions
Depreciation of property and equipment included in inventory	25,504	–
Fair value of accounts receivable of Acreage Pharms Ltd. acquired	64,793	–
Fair value of amounts due to related parties of Acreage Pharms Ltd. assumed	2,303,605	–
Fair value of intangible assets of Acreage Pharms Ltd. acquired	51,683,412	–
Fair value of property and equipment of Acreage Pharms Ltd. acquired	1,886,168	–
Fair value of share purchase warrants issued as finder's fee	777,404	–
Fair value of share purchase warrants issued for acquisition of Acreage Pharms Ltd.	3,130,768	–
Fair value of share purchase warrants reallocated to share capital from contributed surplus upon exercise	31,139	–
Fair value of units issued as finder's fee	465,000	–
Shares issued for acquisition of Acreage Pharms Ltd.	42,000,000	–
Supplemental disclosures:
Interest paid	–	–
Income taxes paid	–	–

18.	SUBSEQUENT EVENTS

(a)	On May 4, 2017, the Company issued 1,000,000 common shares for proceeds of $1,750,000 pursuant to the exercise of share purchase warrants.

(b)

On May 24, 2017, the Company issued 18,525,000 units at $1.35 per unit for proceeds of $25,008,750. Each unit was comprised of one common share and one-half of one common share purchase warrant exercisable at $1.75 per share expiring on November 24, 2018.

(c)	On May 30, 2017, the Company issued 18,200 common shares for proceeds of $9,100 pursuant to the exercise of share purchase warrants.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three months ended April 30, 2017 and 2016
(Unaudited - Expressed in Canadian dollars)

18.	SUBSEQUENT EVENTS (continued)

(d)	On June 12, 2017, the Company issued 100,000 common shares for proceeds of $92,000 pursuant to the exercise of stock options.

(e)	On June 13, 2017, the Company issued 1,000,000 common shares to a consultant for consulting services.

(f)	On June 13, 2017, the Company granted 1,200,000 stock options to directors, officers, and consultants of the Company exercisable at a price of $1.48 per share expiring on June 13, 2022.

(g)	On June 13, 2017, the Company issued 7,700 common shares for proceeds of $3,850 pursuant to the exercise of share purchase warrants.